Exhibit 77C

Morgan Stanley Select Dimensions Investment Series- Global
Infrastructure Portfolio
Special Shareholder Meeting
May 31, 2013

To approve changing Global Infrastructure Portfolio's fundamental investment restriction regarding industry concentration.

For:		900,096.390
Against:	35,810.033
Abstain:	95,163.982